January 13, 2010

Christian Sandoe, Esq.

U.S. Securities & Exchange Commission                                   via electronic filing

100 F Street, N.E.

Washington, DC  20549

RE:       Vanguard Chester Funds

Dear Mr. Sandoe:

The following responds to your comments of January 4, 2010 on the post-effective amendment of the above-referenced registrant.  You commented on Post-Effective Amendment No. 41, which was filed on November 17, 2009 pursuant to Rule 485(a).

Comment 1:    PRIMECAP Fund - Prospectus – Fund Summary – Fees and Expenses

Comment:         The narrative explanation preceding the fee table should be limited to the disclosure specified in Form N-1A.

Response:         We will update the disclosure in response to your comment.

Comment 2:    Prospectus PRIMECAP Fund - Prospectus – Fund Summary – Fees and Expenses

Comment:         Delete footnote #1 to the fee table that describes the application of the redemption fee. Also, delete footnote #2 to the fee table that describes the account service fee. Form N-1A does not permit this information in the summary section.

Response:         Vanguard believes that footnote #1 provides important and material information to investors about the Fund’s redemption fee.  We note that at least two other fund companies have recently updated their registration statements and retained footnotes to their fee tables.  We believe that retaining footnote #1 to the fee table is a critical component in making the Fund’s summary prospectus comparable to the summary prospectuses of other funds and could impact an investor’s investment decision.  For these reasons, we will retain footnote #1, but will revise its text to be more concise.

                        We will remove footnote #2 from the table.

Comment 3:    Prospectus – PRIMECAP Fund - Prospectus – Fund Summary – Primary Investment Strategies

Comment:         The fund summary section of the prospectus says that the Fund will invest predominantly in large- and mid-capitalization stocks.  Disclose the market capitalization range of the large- and mid-cap stocks that the Fund invests in.

Response:         We disclose the Fund’s asset-weighted median market capitalization on page 7 of the prospectus.  We believe that investors are not well-served by disclosure of the market capitalization range of a fund in a prospectus for the following reasons:

                              (1) Market capitalization ranges are subjective over different time periods and among different investment advisors and funds. Defining a particular market capitalization as a specific dollar range could confuse investors because the dollar ranges vary over time and among advisors and funds.

                              (2) Ranges change continually because of fluctuations in stock market valuations. Therefore, disclosure of one range in a prospectus could be misleading when the stock market fluctuates.

                              (3) A fund’s overall market capitalization range can be very broad and not indicative of the fund’s overall market capitalization.  The median market capitalization is a more useful piece of information for investors concerned with market capitalization.

                              (4) Form N-1A does not require funds to disclose specific market capitalization dollar ranges.

Comment 4:    Prospectus – PRIMECAP Fund - Prospectus – Fund Summary – Investment Advisor

Comment:         Do not disclose the city and state of the investment advisor in this section.  Also, disclose only the name, title and length of service of the portfolio manager in the portfolio manager section.

Response:         We will update the disclosure in response to your comment.

Comment 5:    Prospectus – PRIMECAP Fund - Prospectus – Fund Summary – Purchase and Sale of Fund Shares

Comment:         The disclosure should be limited to specific information regarding the purchase and sale of Fund shares, including the Fund’s minimum initial or subsequent investment requirements and brief procedures for redeeming shares.

Response:         We will update the disclosure in response to your comment.

Comment 6:    Prospectus– PRIMECAP Fund - Prospectus – Fund Summary – Tax Information

Comment:         In the tax information paragraph, only disclose that the Fund’s distributions may be taxed as ordinary income or capital gain, and delete the rest of the disclosure.

Response:         We will revise the first sentence of the disclosure to reflect that the Fund’s distributions may be taxed as ordinary income or capital gain. We believe that the rest of the disclosure in this paragraph is important information in helping investors understand the tax consequences of distributions and redemptions as well as state and local tax consequences.  We believe that it is appropriate to include this disclosure in this paragraph.

Comment 7:    Prospectus– PRIMECAP Fund - Prospectus – Fund Summary – Tax Information

Comment:         Please insert a sentence stating that for shares held in a tax-deferred account, investors will be taxed when money is distributed from the account.

Response:         We do not believe this statement is accurate in all circumstances (e.g., Roth IRA accounts, 401(k) accounts), and therefore, will not add the statement to our Tax Information section.  We do disclose that investors should consult with their tax advisor to discuss the taxability of distributions made out of tax-deferred accounts.

Comment 8:  Prospectus—Target Retirement Funds Prospectus— Incorporation of Previously Provided Comments

Comment:         Please address all applicable comments provided to you on the PRIMECAP Fund prospectus.

Response:         We will update our disclosure to be consistent with the changes that we agreed to make in the PRIMECAP Fund prospectus.

Comment 9:  Prospectus—Target Retirement Funds Prospectus– Fund Summary – Primary Investment Strategies

Comment:         In the Primary Investment Strategy section of the prospectus, disclose the dollar-weighted average maturity and the average credit quality of the Funds’ indirect fixed income holdings.

Response:         The prospectus for the Target Retirement Funds has not historically disclosed average maturity and credit quality of their indirect fixed income holdings.  Instead, the prospectus discloses the average maturity for the non-money market fixed income underlying funds held by the Target Retirement Funds.  In the More on the Funds section of the prospectus, we will add disclosure on the average dollar-weighted maturity and the average credit quality of the bonds owned by all of the underlying fixed income funds.

Comment 10:  Prospectus—Target Retirement Funds Prospectus– Fund Summary – Primary Risks

Comment:         Add Emerging Markets Risk as a principal risk.

Response:         We have added to country/regional risk a statement that country/regional risk is especially high in emerging markets.

Comment 11:  Prospectus—Target Retirement Funds Prospectus– Fund Summary – Primary Risks

Comment:         Add Non-Diversification Risk as a principal risk.

Response:         Each Target Retirement Fund is “non-diversified” because it holds only a limited number of underlying funds.  However, through its investments in these underlying funds, each Fund indirectly owns a diversified portfolio of thousands of stocks and bonds.  We make this disclosure in the “More on the Funds” section of the prospectus, and do not believe that it is appropriate to disclose non-diversification risk as a principal risk of the Funds.

Tandy Requirements

As required by the SEC, each Fund acknowledges that:

•     The Fund is responsible for the adequacy and accuracy of the disclosure in the filing.

•     Staff comments or changes in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing.

•     The Fund may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me at (610) 669-4294 with any questions or comments regarding the above responses and explanations.

Sincerely,

Michael J. Drayo

Associate Counsel

The Vanguard Group, Inc.